SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 12)

International Flavors & Fragrances Inc.

(Name of Issuer)

Common Stock $.12-1/2 par value

(Title of Class of Securities)

459506 10 1

(CUSIP Number)

George Rowe, Jr., One Rockefeller Plaza

New York, N. Y. 10020 (Tel. 212-586-0700)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b) (3) or (4), check the following box.  ☐

Check the following box if a fee is being paid with the statement   ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 7 Pages

SCHEDULE 13D
CUSIP No. 459506 10 1		Page 2 of 7 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person George Rowe, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,000 8. Shared Voting Power 5,005,321 9. Sole Dispositive Power 7,000 10. Shared Dispositive Power 5,005,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,321

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3

14.	Type of Reporting Person IN

* See instructions before filling out!

Washington, D.C. 20549

Schedule 13 D

Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this statement.  ☐

Item 1	Security and Issuer

Common Stock $.12-1/2 par value

International Flavors & Fragrances Inc.

521 West 57th Street

New York, New York 10019

Item 2	Identity and Background

(a)	Name of Person Filing:

George Rowe, Jr.

(b)	Residence or Business Address

One Rockefeller Plaza

New York, New York 10020

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Lawyer—Fulton, Rowe & Hart

One Rockefeller Plaza

New York, NY 10020

Page 3 of 7 Pages

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed or other disposition of the case;

No

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order, and

No

Item 2(f)	Citizenship:

U.S.A.

Item 3	Source & Amount of Funds or Other Consideration

See Item 5(c) below.

Item 4	Purpose of Transaction

See Item 5(c) below.

Page 4 of 7 Pages

Item 5	Interest in Securities of the Issuer

(a)	Amount Beneficially Owned

5,012,321

Percent of Class

5.3%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,000

(ii)	shared power to vote or to direct the vote: 5,005,321

(iii)	sole power to dispose or to direct the disposition of: 7,000

(iv)	shared power to dispose or to direct the disposition of: 5,005,321

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

100,000 shares were sold from August 11 to August 26, 2003 and from October 8, 2003 to October 10, 2003, respectively, on behalf of two trusts, of which the undersigned is a co-trustee. On October 1, 2003, 97,055 shares were sold on behalf of the Monell Foundation of which the undersigned is a director and officer. On September 26, 2003, 100,000 shares held by a trust for the

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benefit of Hedwig van Ameringen now deceased of which the undersigned is trustee was distributed equally to five different foundations, including two foundations of which the undersigned is a director and officer or trustee. On September 29, 2003, 21,000 shares held by a foundation of which the undersigned is a trustee was then distributed to three other foundations and 500 remaining shares held by that foundation were sold on October 14, 2003.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Persons other than the undersigned have the right to receive dividends from, or the proceeds from the sale of, the securities (except for 7,000 shares) listed in Item 5(a) and (b).

Item 6	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

None

Item 7	Material To Be Filed as Exhibits

None

Page 6 of 7 Pages

Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

October 15, 2003

Date

Signature

/s/ GEORGE ROWE, JR.

Name/Title

Page 7 of 7 Pages